UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Resignation and Appointment of Directors

Effective as of August 4, 2020, Elchanan Jaglom submitted his resignation from the board of directors (the “Board”) of Stratasys Ltd. (“Stratasys” or the “Company”).

Mr. Jaglom had served as a director of the Company since May 2020, and, prior to that time, as Chairman of the Board from February 2015 to May 2020, as interim Chief Executive Officer from June 2018 until February 2020, and as Chairman of the Executive Committee from the Stratasys, Inc. - Objet Ltd. merger in December 2012 until February 2015. Prior to that merger, he served as Chairman of Object’s board of directors from 2001 until the merger.

In parallel, the Board appointed Zeev Holtzman as a director of the Company, to serve until the 2020 annual general meeting of Stratasys’ shareholders. Summary biographical information for Mr. Holtzman appears below:

Zeev Holtzman founded Giza Venture Capital in 1992 following 20 years in the financial advisory, private equity and investment banking sectors in the US and Israel. Since then, he has served as Giza Venture Capital funds’ Chairman of the Investment Committee and Managing Partner, focusing on strategy, capital raising, deal sourcing, exits from portfolio companies and Giza’s global activities. Mr. Holtzman is also the Founder and Chairman of IVC Research Center, the premier online Israeli research and data base firm covering the Israeli hi tech, technology, venture capital industry. Mr. Holtzman is also a board member and supporter of Tmura, the Israeli venture capital industry's main philanthropic organization, since its inception, and a member of the Executive Committee of the Israel Museum of Art Israeli Friends Association. Mr. Holtzman served and continues to serve as a board member of portfolio companies of Giza Venture Capital funds. Mr. Holtzman has also served in several other prominent positions, including: Chairman of the Supreme Investment Committee of the Technion - Israel Institute of Technology- endowment fund; co- founder of the Israel Venture Capital Association, known today as HTIA; and representation of Alex Brown and CS First Boston in their Israeli activities. Mr. Holtzman holds an MBA from Columbia University and a BA in economics and History of the Muslim Countries from the Hebrew University of Jerusalem.

The information in this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) is incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-190963 and 333-236880, filed by the Company with the SEC on September 3, 2013 and March 4, 2020, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 6, 2020	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer